RISK FACTORS

The following factors, in addition to other information contained in the Company’s reports and filings with the Securities and Exchange Commission, should be considered carefully in evaluating the Company and its business.

RISKS RELATED TO OUR BUSINESS

RISKS RELATED TO THE OPERATIONS AND FINANCING OF THE COMPANY

History of Losses Raises Doubts About Ability to Continue as a Going Concern.

We were founded in October 1989 and through 1996 were engaged principally in research and development, product testing, manufacturing, marketing and sales activities. We have incurred net losses since inception. As of September 30, 2005, the accumulated deficit was approximately $159 million. We have only recently begun to generate revenues from the sale of our ANF and RF² products. Accordingly, although we have had a successful first nine-months of 2005 and management has announced the expectation of continued improvement, it is nonetheless possible that we may continue to experience net losses and cannot be certain if or when we will become profitable.

These conditions raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments relating to the recoverability of reported assets or liabilities should we be unable to continue as a going concern.

Future Capital Needs.

To date, we have financed our operations primarily through public and private equity and debt financings, and in recent years through financings with affiliates of our two largest shareholders. Borrowings under our existing line of credit with these shareholders matures August 1, 2007. Excluding working capital that may be required in order to support potentially significant increases in sales volume and/or potential outlays that may be used to support new product development efforts as described below, we believe that, as our business is currently operated, we have sufficient funds to operate our business through 2006. However, if our product development and/or sales efforts expand at a substantially faster pace, or if customer orders increase to the point that we have to fund significantly more production, we may need additional financing to support such efforts. In such event, we will look into augmenting our existing capital position to evaluate potential short-term and long-term sources of capital whether from debt, equity, hybrid, or other methods.

Our continued existence may therefore be dependent upon our continued ability to raise funds through the issuance of our securities or borrowings, and our ability to acquire assets or satisfy liabilities by the issuance of stock. Management’s plans in this regard are to obtain other debt and equity financing, if needed, until such time as our profitable operation and positive cash flow are achieved and maintained.

Although management believes, based on the fact that it has raised funds through sales of common stock and from borrowings over the past several years, that it will be able to secure suitable additional financing for our operations, there can be no guarantee that such financing will continue to be available on reasonable terms, or at all. As a result, there is no assurance that we will be able to continue as a going concern.

The actual amount of future funding requirements will depend on many factors, including: the amount and timing of future revenues, the level of product marketing and sales efforts to support our commercialization plans, the magnitude of research and product development programs, the ability to improve or maintain product margins, acquisitions of other products or businesses, and the costs involved in protecting patents or other intellectual property.

Limited Experience in Manufacturing, Sales and Marketing and Dependence on Third Party Manufacturers.

For us to be financially successful, we must either manufacture our products in substantial quantities, at acceptable costs and on a timely basis or enter into an outsourcing arrangement with a qualified manufacturer that will allow us the same. Currently, our manufacturing requirements are met by third party contract manufacturers. The efficient operation of our business will depend, in part, on our ability to have these and other companies manufacture our products in a timely manner, cost–effectively and in sufficient volumes while maintaining the required quality. Any manufacturing disruption could impair our ability to fulfill orders and could cause us to lose customers.

In the event that we are unable to enter into a manufacturing arrangement on acceptable terms with a qualified manufacturer, we would have to produce the products in commercial quantities in our own. Although to date we have produced limited quantities of our products for commercial installations and for use in development and customer field trial programs, production of large quantities of our products at competitive costs presents a number of technological and engineering challenges. We may be unable to manufacture such products in sufficient volume. We have limited experience in manufacturing, and substantial costs and expenses may be incurred in connection with attempts to manufacture larger quantities of our products. We may be unable to make the transition to large-scale commercial production successfully.

Our sales and marketing experience to date is very limited. We will be required to further develop our marketing and sales force in order to effectively demonstrate the advantages of our products over other products. In addition, we recently entered into three separate arrangements with partners to market and distribute our products in Latin America, China and certain U.S. markets. We may elect to enter into other arrangements with third parties regarding the commercialization and marketing of our products. We will be substantially dependent upon the efforts of our existing partners and, if we enter into further agreements, others in deriving commercial benefit from our products. We may be unable to establish adequate sales and distribution capabilities under our existing or new arrangements, we may be unable to enter into future marketing arrangements or relationships with third parties on financially acceptable terms, and our existing partners or any other such third party may not be successful in marketing our products. There is no guarantee that our sales and marketing efforts will be successful.

Management of Growth.

Growth may cause a significant strain on our management, operational, financial and other resources. The ability to manage growth effectively may require us to implement and improve our operational, financial, manufacturing and management information systems and expand, train, manage and motivate employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to product development and marketing and sales efforts could have an adverse effect on financial performance in future fiscal quarters. If we were to grow substantially, we may have to expand current facilities, which could cause an additional strain on our management personnel and development resources. The failure of the management team to effectively manage growth could have a material adverse effect on our business, operating results and financial condition.

RISKS RELATED TO THE COMPANY’S COMMON STOCK AND CHARTER PROVISIONS

Volatility of Common Stock Price.

The market price of our common stock, like that of many other high-technology companies, has fluctuated significantly and is likely to continue to fluctuate in the future. Since January 1, 1999 and through September 30, 2005, the closing price of our common stock has ranged from a low of $0.10 per share to a high of $39.00 per share, but our common stock has not traded above $1.07 per share during 2004 or 2005. Announcements by us or others regarding the receipt of customer orders, quarterly variations in operating results, acquisitions or divestitures, additional equity or debt financings, results of customer field trials, scientific discoveries, technological innovations, litigation, product developments, patent or proprietary rights, government regulation and general market conditions affecting our customers may have a significant impact on the market price of the common stock. In addition, fluctuations in the price of our common stock could affect our ability to maintain the listing of our common stock on the American Stock Exchange.

Risk of Dilution.

As September 30, 2005, we had outstanding options to purchase 9.0 million shares of common stock at a weighted average exercise price of $0.38 per share (3.1 million of which have not yet vested) issued to employees, directors and consultants pursuant to the 2003 Equity Incentive Plan, or the 2003 Plan, and our predecessor 1993 Stock Option Plan, as amended, or the 1993 Plan, the merger agreement with Spectral Solutions, and individual agreements with management and directors. In order to attract and retain key personnel, we may issue additional securities, including stock options, in connection with or outside our employee benefit plans, or may lower the price of existing stock options. Further, to provide the 2003 Plan with an adequate amount of common stock and to keep our equity incentive compensation in line with that of other companies comparable to us, in October 2005, our Board of Directors approved amendments to the 2003 Plan, subject to approval by our stockholders, that would: (i) increase by 12,000,000 the number of shares of common stock available for grant under the 2003 Plan and (ii) make up to 5,000,000 shares allocated to the 1993 Plan but ultimately unused available for use under the 2003 Plan.

The exercise of options and warrants for common stock and the issuance of additional shares of common stock and/or rights to purchase common stock at prices below market value would be dilutive to existing stockholders and may have an adverse effect on the market value of the common stock.

Concentration of our Stock Ownership; Interests of Principal Stockholders.

At the time of this filing, our two largest stockholders together control approximately 43% of the outstanding voting power. These stockholders are not affiliated with each other, however, if they chose to act together in the future, they could exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change of control of us, even if a change may be in the best interests of our other stockholders.

Further, the interests of these principal stockholders may not always coincide with our interests or the interests of other stockholders.

Anti-Takeover Provisions.

There exist certain arrangements which may be deemed to have a potential “anti-takeover” effect in that such provisions may delay, defer or prevent a change of control of us. In February 1996, the Board of Directors adopted a stockholders rights plan. In addition, our Certificate of Incorporation and By-Laws provide that (i) the Board of Directors has authority to issue series of our preferred stock with such voting rights and other powers as the Board of Directors may determine and (ii) prior specified notice must be given by a stockholder making nominations to the Board of Directors or raising business matters at stockholders meetings. The effect of the rights plan and the anti-takeover provisions in charter documents may be to deter business combination transactions not approved by our Board of Directors, including acquisitions that may offer a premium over market price to some or all stockholders. Our Board of Directors has expressed the intent to allow this plan to expire by our terms during February 2006.

We may be unable to maintain our listing on the American Stock Exchange, which could cause our stock price to fall and decrease the liquidity of our common stock.

Our common stock is currently listed on the American Stock Exchange, which has financial, operating and corporate governance requirements for the continued listing of stock. While we believe that we currently meet these requirements, should we not meet these requirements or other requirements for continued listing, then our common stock may be delisted from the American Stock Exchange and the trading market for our common stock could decline, which could depress our stock price and adversely affect the liquidity of our common stock.

TECHNOLOGY AND MARKET RISKS

We are dependent on wireless telecommunications.

The principal target market for our products is wireless telecommunications. The devotion of substantial resources to the wireless telecommunications market creates vulnerability to adverse changes in this market. Adverse developments in the wireless telecommunications market, which could come from a variety of sources, including future competition, new technologies or regulatory decisions, could affect the competitive position of wireless systems. Any adverse developments in the wireless telecommunications market may have a material adverse effect on our business, operating results and financial condition.

We are dependent on the enhancement of existing networks and the build-out of next generation networks, and the capital spending patterns of wireless network operators.

Increased sales of products is dependent on a number of factors, one of which is the build-out of third generation enabled wireless communications networks as well as enhancements of existing infrastructure. Building wireless networks is capital intensive, as is the process of upgrading existing equipment. Further, the capital spending patterns of wireless network operators is beyond management’s control and depends on a variety of factors, including access to financing, the status of federal, local and foreign government regulation and deregulation, changing standards for wireless technology, the overall demand for wireless services, competitive pressures and general economic conditions. The build-out next generation enabled networks may take years to complete. The magnitude and timing of capital spending by these operators for constructing, rebuilding or upgrading their systems significantly impacts the demand for our products. Any decrease or delay in capital spending patterns in the wireless communication industry, whether because of a general business slowdown or a reevaluation of the prospective demand for wireless services, would delay the build-out of these networks and may significantly harm business prospects.

Our success depends on the market’s acceptance of our products.

Despite recent increases in sales, our RF products, including our ANF and RF² products, have not been sold in very large quantities and a sufficient market may not develop for these products. Customers establish demanding specifications for performance, and although we believe we have met or exceeded these specifications to date, there is no guarantee that the wireless service providers will elect to use these solutions to solve their wireless network problems. Although we have received substantially higher orders from wireless operators for our products over the past year, there is no assurance that we will continue to receive orders from these customers

Rapid technological change and future competitive technologies could negatively affect operations.

The field of telecommunications is characterized by rapidly advancing technology. Our success will depend in large part upon our ability to keep pace with advancing our high performance RF technology and efficient, readily available low cost materials technologies. Rapid changes have occurred, and are likely to continue to occur, in the development of wireless telecommunications. Development efforts may be rendered obsolete by the adoption of alternative solutions to current wireless operator problems or by technological advances made by others.

BUSINESS RISKS

Dependence on a Limited Number of Customers

Sales to three of our customers accounted for 98% of our total revenues for the nine months ended September 30, 2005, and 94% and 98% of our total revenues for the fiscal years ended December 31, 2004 and 2003, respectively. During the nine months ended September 30, 2005 our top three customers were Verizon Wireless, First Cellular, and U.S. Cellular Corporation, and during 2004 our top three customers were Verizon Wireless, U.S. Cellular Corporation, and Pelephone Communications Ltd., respectively. In addition, a significant amount of our technical and managerial resources have been focused on working with these and a limited number of other operators and OEMs.

We expect that if our products achieve market acceptance, a limited number of wireless service providers and OEMs will account for a substantial portion of revenue during any period. Sales of many of our products depend in significant part upon the decision of prospective customers and current customers to adopt and expand their use of these products. Wireless service providers, wireless equipment OEMs and our other customers are significantly larger than, and are able to exert a high degree of influence over us. Customers’ orders are affected by a variety of factors such as new product introductions, regulatory approvals, end user demand for wireless services, customer budgeting cycles, inventory levels, customer integration requirements, competitive conditions and general economic conditions. The failure to attract new customers would have a material adverse effect on our business, operating results and financial condition.

Lengthy Sales Cycles.

Prior to selling products to customers, we may be required to undergo lengthy approval and purchase processes. Technical and business evaluation by potential customers can take up to a year or more for products based on new technologies. The length of the approval process is affected by a number of factors, including, among others, the complexity of the product involved, priorities of the customers, budgets and regulatory issues affecting customers. We may not obtain the necessary approvals or ensuing sales of such products may not occur. The length of customers’ approval process or delays could make our quarterly revenues and earnings inconsistent and difficult to trend.

Intense competition, and increasing consolidation in our industry, could create stronger competitors and harm the business.

The wireless telecommunications equipment market is very competitive. Many of these companies have substantially greater financial resources, larger research and development staffs and greater manufacturing and marketing capabilities than us. Its products compete directly with products which embody existing and future competing commercial technologies. Other emerging wireless technologies, may also provide protection from RF interference and offer enhanced range to wireless communication service providers, potentially at lower prices and/or superior performance, and may therefore compete with our products. High performance RF solutions may not become a preferred technology to address the needs of wireless communication service providers. Failure of our products to improve performance sufficiently, reliably, or at an acceptable price or to achieve commercial acceptance or otherwise compete with existing and new technologies, would have a material adverse effect on our business, operating results and financial condition.

Dependence on Limited Sources of Supply.

Certain parts and components used in our RF products are only available from a limited number of sources. Our reliance on these limited source suppliers exposes us to certain risks and uncertainties, including the possibility of a shortage or discontinuation of certain key components and reduced control over delivery schedules, manufacturing capabilities, quality and costs. Any reduced availability of such parts or components when required could materially impair the ability to manufacture and deliver products on a timely basis and result in the cancellation of orders, which could have a material adverse effect on the business, operating results and financial condition.

Further, the purchase of certain key components involves long lead times and, in the event of unanticipated increases in demand for our products, we may be unable to manufacture products in quantities sufficient to meet customers’ demand in any particular period. We have few guaranteed supply arrangements with our limited source suppliers, do not maintain an extensive inventory of parts or components, and customarily purchase parts and components pursuant to actual or anticipated purchase orders placed from time to time in the ordinary course of business.

In addition, we produce substantially all of our products through third-party contract manufacturers. Like raw materials, the elimination of any of these entities or delays in the fulfillment process, for whatever reason, may impact our ability to fulfill customer orders on a timely basis and may have a material adverse effect on our business, operating results, or financial condition.

To satisfy customer requirements, we may be required to stock certain long lead-time parts and/or finished product in anticipation of future orders, or otherwise commit funds toward future purchase. The failure of such orders to materialize as forecasted could limit resources available for other important purposes or accelerate the requirement for additional funds. In addition, such excess inventory could become obsolete, which would adversely affect financial performance. Business disruption, production shortfalls or financial difficulties of a limited source supplier could materially and adversely affect us by increasing product costs or reducing or eliminating the availability of such parts or components. In such events, the inability to develop alternative sources of supply quickly and on a cost-effective basis could materially impair the ability to manufacture and deliver products on a timely basis and could have a material adverse effect on our business, operating results and financial condition.

Dependence on Key Personnel.

Our success will depend in large part upon our ability to attract and retain highly qualified management, engineering, manufacturing, marketing, sales and R&D personnel. Due to the specialized nature of our business, it may be difficult to locate and hire qualified personnel. The loss of services of one of our executive officers or other key personnel, or the failure to attract and retain other executive officers or key personnel, could have a material adverse effect on our business, operating results and financial condition.

Failure of products to perform properly might result in significant warranty expenses.

In general, our products carry a warranty of one or two years, limited to replacement of the product or refund of the cost of the product. In addition, we offer our customers extended warranties. Repeated or widespread quality problems could result in significant warranty expenses and/or the loss of customer confidence. The occurrence of such quality problems could have a material adverse effect on our business, operating results and financial condition.

LEGAL RISKS

Intellectual Property and Patents.

Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve trade secrets and to operate without infringing upon the patent or other proprietary rights of others and without breaching or otherwise losing rights in the technology licenses upon which any of our products are based. We have internally applied for patents and acquired patent rights in connection with the purchase of the Adaptive Notch Filtering business unit of Lockheed Martin Canada. We believe there are a large number of patents and patent applications covering RF products and other products and technologies that we are pursuing. Accordingly, the patent positions of companies using RF technologies, including us, are uncertain and involve complex legal and factual questions. The patent applications filed by us or others may not result in issued patents or the scope and breadth of any claims allowed in any patents issued to us or others may not exclude competitors or provide competitive advantages. In addition, patents issued to us, our subsidiaries or others may not be held valid if subsequently challenged or others may claim rights in the patents and other proprietary technologies owned or licensed by us. Others may have developed or may in the future develop similar products or technologies without violating any of our proprietary rights. Furthermore, the loss of any license to technology that we might acquire in the future may have a material adverse effect on our business, operating results and financial condition.

Some of the patents and patent applications owned by us are subject to non-exclusive, royalty-free licenses held by various U.S. governmental units. These licenses permit these U.S. government units to select vendors other than us to produce products for the U.S. Government, which would otherwise infringe our patent rights that are subject to the royalty-free licenses. In addition, the U.S. Government has the right to require us to grant licenses (including exclusive licenses) under such patents and patent applications or other inventions to third parties in certain instances.

Older patent applications in the U.S. are currently maintained in secrecy until patents are issued. In foreign countries and for newer U.S. patent applications, this secrecy is maintained for a period of time after filing. Accordingly, publication of discoveries in the scientific literature or of patents themselves or laying open of patent applications in foreign countries or for newer U.S. patent applications tends to lag behind actual discoveries and filing of related patent applications. Due to this factor and the large number of patents and patent applications related to RF materials and technologies, and other products and technologies that we are pursuing, comprehensive patent searches and analyses associated with RF technologies and other products and technologies that we are pursuing are often impractical or not cost-effective. As a result, patent and literature searches cannot fully evaluate the patentability of the claims in our patent applications or whether materials or processes used by us for our planned products infringe or will infringe upon existing technologies described in U.S. patents or may infringe upon claims in patent applications made available in the future. Because of the volume of patents issued and patent applications filed relating to RF technologies and other products and technologies that we are pursuing, we believe there is a significant risk that current and potential competitors and other third-parties have filed or will file patent applications for, or have obtained or will obtain, patents or other proprietary rights relating to materials, products or processes used or proposed to be used by us. In any such case, to avoid infringement, we would have to either license such technologies or design around any such patents. We may be unable to obtain licenses to such technologies or, if obtainable, such licenses may not be available on terms acceptable to us or we may be unable to successfully design around these third-party patents.

Participation in litigation or patent office proceedings in the U.S. or other countries, which could result in substantial cost to and diversion of effort by us, may be necessary to enforce patents issued or licensed to us, to defend us against infringement claims made by others or to determine the ownership, scope or validity of the proprietary rights of the Company and others. The parties to such litigation may be larger, better capitalized than us and better able to support the cost of litigation. An adverse outcome in any such proceedings could subject us to significant liabilities to third parties, require us to seek licenses from third parties and/or require us to cease using certain technologies, any of which could have a material adverse effect on our business, operating results and financial condition.

Litigation.

We have been subject to a number of lawsuits in the past, though none are active as of the date of this prospectus. If we are not successful in defending ourselves against whatever claims and charges may be made against us in the future there may be a material and adverse effect on our business, operating results and financial condition.

Government Regulations.

Although we believe that our wireless telecommunications products themselves would not be subject to licensing by, or approval requirements of, the Federal Communications Commission, or FCC, the operation of base stations is subject to FCC licensing and the radio equipment into which our products would be incorporated is subject to FCC approval. Base stations and the equipment marketed for use therein must meet specified technical standards. The ability to sell our wireless telecommunications products is dependent on the ability of wireless base station equipment manufacturers and wireless base station operators to obtain and retain the necessary FCC approvals and licenses. In order for them to be acceptable to base station equipment manufacturers and to base station operators, the characteristics, quality and reliability of our base station products must enable them to meet FCC technical standards. We may be subject to similar regulations of the Canadian federal and provincial governments. Any failure to meet such standards or delays by base station equipment manufacturers and wireless base station operators in obtaining the necessary approvals or licenses could have a material adverse effect on our business, operating results and financial condition. In addition, certain RF filters are on the U.S. Department of Commerce’s export regulation list. Therefore, exportation of such RF filters to certain countries may be restricted or subject to export licenses.

We are subject to governmental labor, safety and discrimination laws and regulations with substantial penalties for violations. In addition, employees and others may bring suit against us for perceived violations of such laws and regulations. Defense against such complaints could result in significant legal costs for us. Although we endeavor to comply with all applicable laws and regulations, we may be the subject of complaints in the future, which could have a material adverse effect on our business, operating results and financial condition.

Environmental Liability.

Certain hazardous materials have been, and in the future may be, used in research, development and manufacturing operations, to the extent we undertake manufacturing operations in our own facilities. As a result, we are subject to stringent federal, state and local regulations governing the storage, use and disposal of such materials. It is possible that current or future laws and regulations could require us to make substantial expenditures for preventive or remedial action, reduction of chemical exposure, or waste treatment or disposal. We believe we are in material compliance with all environmental regulations and to date have not had to incur significant expenditures for preventive or remedial action with respect to the use of hazardous materials. However, our operations, business or assets could be materially and adversely affected by the interpretation and enforcement of current or future environmental laws and regulations. In the event of an accident resulting in contamination or injury from these materials, we could be held liable for any damages that result. Furthermore, our previous, and any future, use and disposal of hazardous materials involves the risk that we could incur substantial expenditures for such preventive or remedial actions. The liability in the event of an accident or the costs of such actions could exceed available resources or otherwise have a material adverse effect on the business, results of operations and financial condition. We carry property and worker’s compensation insurances in full force and effect through nationally known carriers that includes pollution cleanup or removal and medical claims for industrial incidents.

RISKS RELATED TO ACQUISITIONS AND BUSINESS EXPANSION

Risks of Future Acquisitions.

In the future, we may pursue acquisitions to obtain products, services and technologies that we believe will complement or enhance our current product or services offerings. At present, no agreements or other arrangements exist with respect to any such acquisition. An acquisition may not produce the revenue, earnings or business synergies as anticipated and may attach significant unforeseen liabilities, and an acquired product, service or technology might not perform as expected. If an acquisition is pursued, our management could spend a significant amount of time and effort in identifying and completing the acquisition and may be distracted from the operations of the business. In addition, management would probably have to devote a significant amount of resources toward integrating the acquired business with the existing business, and that integration may not be successful.

International Operations.

We are in discussions and have agreements in place with companies in non-U.S. markets to form manufacturing, product development joint ventures and other marketing, distribution or consulting arrangements. For example, we have a relationship with a Canadian manufacturing firm for the production of our ANF product. In addition, we have recently entered into partnerships with distributors in Latin America and China and the Far East. We do not believe that the loss of this manufacturing partner or these distribution partners would significantly affect our operations. With regard to this manufacturing partner, there are many such entities that exist domestically, and our products were designed to be produced by any such entity, and not tied to one in particular. With regard to these distribution partners, we there may be other entities who can market and distribute our products in these countries.

Nevertheless, we believe that non-U.S. markets could provide a substantial source of revenue in the future. However, there are certain risks applicable to doing business in foreign markets that are not applicable to companies doing business solely in the U.S. For example, we may be subject to risks related to fluctuations in the exchange rate between the U.S. dollar and foreign currencies in countries in which we do business. In addition, we may be subject to the additional laws and regulations of these foreign jurisdictions, some of which might be substantially more restrictive than similar U.S. ones. Foreign jurisdictions may also provide less patent protection than is available in the U.S., and we may be less able to protect our intellectual property from misappropriation and infringement in these foreign markets.